UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: Registration Statement No. 333-22643

(Check One):  [X] Form 10-K  [ ] Form 10-KSB  [ ] Form 10-Q   [ ] Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: August 31, 19997
                 ------------------------

[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                UP Sedona, Inc.
                             -----------------------
                             Full Name of Registrant

                            -------------------------
                            Former Name if Applicable

                      5745 N. Scottsdale Road, Suite B-101
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           Scottsdale, Arizona 85250
                            ------------------------
                            City, State and Zip Code

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The financial statements for UP Sedona are part of the financial statements for 10 other entities owned or controlled by United Properties Ltd., none of which are public companies or required to provide reports except UP Sedona. UP Sedona is required to file solely as a result of its filing a registration statement for the sale of resort hotel investment units (condominiums coupled with a mandatory rental pool). The registration statement, No. 333-22643 was declared effective August 15, 1997 and as of the end of the fiscal year no sales of units had been made. All sale proceeds are held in escrow.

As a result of the timing of effectiveness near the end of the fiscal year for UP Sedona and its related companies, there has been insufficient time to complete all of the audits and extract the information solely for UP Sedona without unreasonable effort or expense.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            William Oliver        (602)                  947-2255
           -------------------------------------------------------------
           (Name)              (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                       [X] YES  [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                          NOT APPLICABLE. See Part III         [ ] YES  [ ] NO


                                UP SEDONA, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 1, 1997                     By: /s/ William Oliver
     ---------------------                     ---------------------------------
                                                    William Oliver
                                                    President